Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 6, 2004

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On July 6, 2004, China Life Insurance Company Limited issued a notice, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Notice, dated July 5, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)

	Name:	Miao Fuchun
Date: July 6, 2004	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF FIRST EXTRAORDINARY GENERAL MEETING 2004

NOTICE IS HEREBY GIVEN THAT the First Extraordinary General Meeting 2004 (“EGM”) of China Life Insurance Company Limited (the “Company”) will be held at its conference room, Level 30, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China on Thursday, August 26, 2004 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT Mr. Shi Guoqing, nominated by the Board of Directors, be appointed as an additional non-executive director of the Company.”

Mr. Shi Guoqing, 52, is vice president of China Life Insurance Group Company and Chairman of China Life Insurance (Overseas) Company Limited. Before taking these positions, he served as Assistant General Manager of China Life Insurance Company from 1999 to 2003. Prior to that, he served as Deputy General Manager of the People’s Insurance (Life) Company of China from 1995 to 1999. From 1983 to 1995, he acted as in succession, a Section Chief of Overseas Business Division 2, Deputy Chief of Overseas Business Division 1, of the People’s Insurance Company of China, Deputy General Manager and then General Manager of China Life Insurance Company Macao Branch, and Executive Deputy General Manager of the International Department of the People’s Insurance Company of China. Mr. Shi Guoqing graduated from Foreign Trade Business College of Beijing in 1976. He is a senior economist. During his 28 years in the insurance industry, he has accumulated rich and valuable experiences both on operation of insurance business and management of insurance companies.

Save as aforesaid, Mr. Shi is not connected with any Directors, Supervisors, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Future Ordinance.

There is no service contract entered into between Mr. Shi and the Company. Mr. Shi will be entitled to an annual director fee to be determined by the Board of Directors of the Company with reference to his responsibilities and duties.

By order of the Board of Directors

Heng Kwoo Seng

Company Secretary

Hong Kong, July 5, 2004

Notes:

1.	Eligibility for attending the First Extraordinary General Meeting 2004

Holders of H Shares of the Company whose names appear on the register of members of the Company kept at the Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, and holder of Domestic Shares whose name appears on the domestic shares register maintained by the Company at the close of business of Tuesday, July 27, 2004 are entitled to attend and vote at the EGM.

To qualify for attendance and vote at the EGM to be held on Thursday, August 26, 2004, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited of Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Monday, July 26, 2004.

2.	Proxy

(1)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Any shareholder who wishes to appoint a proxy should read this Notice of EGM.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the EGM. To be valid, for holders of H Shares, the above documents must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (Form of proxy for use at the EGM has been attached herewith).

(3)	A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

3.	Registration procedures for attending the First Extraordinary General Meeting 2004

(1)	A shareholder or his proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

(2)	Shareholders of the Company intending to attend the EGM in person or by their proxies should return the reply slip personally, by post or by facsimile for attending the EGM to the registered office of the Company on or before Thursday, August 5, 2004.

4.	Closure of Register of Members

The register of members of the Company will be closed from Tuesday, July 27, 2004 to Thursday, August 26, 2004 (both days inclusive).

5.	Miscellaneous

(1)	The EGM is expected to be held for less than half a day. Shareholders who attend the meeting in person or by their proxies shall bear their own travelling and accommodation expenses.

(2)	The registered office of the Company is: Level 23, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China

Postal code:	100020
Contact office:	Investor Relations Department
Telephone No.:	86 10 8565 9778
Facsimile No.:	86 10 8525 2232

The Board comprises of:

Wang Xianzhang (Executive director)

Miao Fuchun (Executive director)

Wu Yan (Non-executive director)

Long Yongtu (Independent non-executive director)

Chau Tak Hay (Independent non-executive director)

Sun Shuyi (Independent non-executive director)

Cai Rang (Independent non-executive director)

Fan Yingjun (Independent non-executive director)